Exhibit 21


                          SUBSIDIARIES OF REGISTRANT


The  following  lists  the  subsidiary  of  the  registrant,   a  West  Virginia
Corporation.

      South Branch  Valley  National  Bank,  a  national   banking   association
            organized under the laws of the United States of America

      Capital State Bank, a state banking association organized under the laws of the State of West Virginia